SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)*

ISCO International, Inc.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

46426P103
(CUSIP Number)

     Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2002
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  31,446,488

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  31,446,488

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  31,446,488

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  20.9%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  31,433,539

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  31,433,539

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  31,433,539

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  20.9%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors, Inc.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  31,433,539

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  31,433,539

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  31,433,539

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  20.9%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.001 par value (the "Common Stock") of ISCO International, Inc. (the "Issuer") beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of October 31, 2002 and amends and supplements the Schedule 13D dated April 7, 1999, as previously amended (the "Schedule 13D"). Except as set forth herein, the
Schedule 13D, as previously amended, is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration

     The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $12,521,507

     The source and amount of funds used by Elliott International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $14,239,763

ITEM 4.  Purpose of Transaction.

     Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. EICA has acted as investment manager with respect to Elliott International's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

     Manchester Securities Corporation, a New York corporation and a wholly-owned subsidiary of Elliott Associates, L.P. ("Manchester"), and an unrelated party (the "Third Party"), entered into a Loan Agreement with the Issuer dated as of October 23, 2002 (the "Loan Agreement"). Pursuant to the Loan Agreement, Manchester and the Third Party agreed to make a line of credit facility available to the Issuer up to an aggregate principal amount of $4,000,000, $2,247,600 of which is Manchester's maximum possible commitment amount. Advances under the facility, which are evidenced by 9-1/2% Secured Grid Notes that mature on March 31, 2004, are made at the discretion of Manchester and the Third Party, respectively. The advances made under the facility are secured by all of the assets of the Issuer and guaranteed by the Issuer's subsidiaries. Pursuant to the Loan Agreement, upon each advance made under the facility, the Issuer shall issue five (5) Common Stock purchase warrants for each dollar of loans advanced. These warrants are exercisable at an exercise price equal to $.20 per share and terminate on April 15, 2004. On October 23, 2002, Manchester made an initial advance of $561,900 and received warrants to purchase 2,809,500 shares of Common Stock.

     The Loan Agreement and its related documents are more fully described in the Issuer's 8-K filed with the Securities and Exchange Commission on October 24, 2002, which is incorporated herein by reference.

     Except as set forth herein and as previously disclosed on the Schedule 13D, none of Elliott, Elliott International or EICA has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns an aggregate of 31,446,488 shares of Common Stock, constituting 20.9% of all of the outstanding shares of Common Stock.

     Together, Elliott International and EICA beneficially own an aggregate of 31,433,539 shares of Common Stock, constituting 20.9% of all of the outstanding shares of Common Stock.

     Elliott, Elliott International and EICA's aggregate beneficial ownership of
Common  Stock  equals  62,880,027  shares,   comprising  41.7%  of  all  of  the
outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) On October 23, 2002, Elliott, through its wholly-owned subsidiary, Manchester, received warrants exercisable for 2,809,500 shares of Common Stock in connection with the Loan Agreement described in Item 4 above.

     No other transactions with respect to the Common Stock that are required to be reported and have not been previously reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: November 1, 2002

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                               -----------------------
                                    Elliot Greenberg
                                    Vice President



         ELLIOTT INTERNATIONAL, L.P.
         By:      Elliott International Capital Advisors Inc.,
                           as Attorney-in-Fact



                           By: /s/ Elliot Greenberg
                               -----------------------
                                    Elliot Greenberg
                                    Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.



         By: /s/ Elliot Greenberg
             ------------------------
                  Elliot Greenberg
                  Vice President